Article C

Nutrition Business Journal
Source: http://www.marketresearch.com/vendors/viewvendor.asp?SID=66486718-362969982-374667968&vendorid=2520&categoryid=0&sortby=d&page=1&desc=full

Nutrition Business Journal, a division of Penton Media Inc. provides strategic market and competitive analysis of the $140 billion Global Nutrition Industry, which includes functional foods, dietary supplements (vitamins, minerals, herbs/botanicals, sports nutrition, meal replacement and specialty), natural/organic foods, and natural personal care.

NBJ market data is derived from extensive primary research and over 50 secondary sources. NBJ's basic methodology for nutrition industry quantification has been a complete compilation and assessment of existing data on the industry, augmented by NBJ surveys and interviews. Data is compiled and analyzed at each level of the value chain: consumer spending data (Hartman and Nielsen, for instance), retail sales figures (IRI for mass market and Natural Foods Merchandiser and Whole Foods magazine store surveys), alternative channels (NBJ surveys on multilevel marketing, catalog, practitioner and internet sales), distributor data (Spins and public companies), manufacturer sales (NBJ surveys) and raw material supplier data (NBJ surveys). Individual company data is also collected through surveys or secondary sources. NBJ also conducts a minimum of 40-50 interviews with executives every month to capture both qualitative and quantitative information.

NBJ's business segment survey methodology starts with an understanding of the total universe of companies in that segment in a database and knowledge of the top 20-100 companies. NBJ then makes every effort to ascertain annual sales of the top firms and randomly sample or response survey the remaining populace to build a statistically valid model for that segment. Segments that NBJ surveys in this detailed manner include: supplement manufacturers in each product category, raw material suppliers in vitamins and herbs & botanicals, MLM firms, internet sellers, catalog sellers, etc. Lists of top companies and sales figures and basic breakdowns on specific companies are presented with a disclaimer.